FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT DECEMBER 5, 2005

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
Telekom Austria Group Announces an Update of its Cash Use
Policy at its Capital Markets Day (Ad-hoc)
Vienna, December 2, 2005: At its Capital Markets Day today, Telekom Austria (VSE: TKA, NYSE: TKA) provided an update on its previously communicated cash use policy. According to today’s announcement, Telekom Austria intends to spend about EUR 5 billion on acquisitions, share buybacks and dividends in the period from 2006 to 2009. Cash intended for acquisitions, share buybacks and dividends previously communicated for the period 2005 to 2007 amounted to EUR 3 billion.
Furthermore, Telekom Austria extended its mid-term outlook to include the period until 2009. Telekom Austria expects the compound annual growth rate of Group revenues to be approximately 2% and the compound annual growth rate for Group adjusted EBITDA to be approximately 2.5%. Net Income is expected to grow with a compound annual growth rate of approximately 13%.
The outlook for Full year 2005 announced at the time of the release of the results for the third quarter remains unchanged.

Overview	Mid-Term Targets 2005-2009		Mid-Term Targets 2003-2007
	announced December 2,		announced June 18, 2004
2005**

Group Revenue CAGR	~2%		>1%

Group adjusted EBITDA CAGR	~2.5%		>2%

Net Income CAGR	~13%		n.a.

Tangible CAPEX/Revenues	<13%		<13%

Net Debt/Equity	<120%		<120%

Net Debt/adjusted EBITDA	<2.0	x	<2.0	x

Adjusted EBITDA/net interest expenses	>8.0	x	>8.0	x

Average Free Cash Flow*	~ EUR 1,000 mn		~ EUR 600 mn

*	Cash Flows from Operations minus CAPEX

**	Telekom Austria Group excluding future acquisitions

The full Capital Markets Day presentation, which includes selected historical financial data for Mobiltel for the period Q4 2004 to Q2 2005, is available at:
http://www.telekom.at/capital_markets_day
Contact:
Peter E. Zydek
Telekom Austria Investor Relations
Tel.: +43 (0) 590591-19001
E-mail: peter.zydek@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: December 5, 2005